SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                                 April 28, 2004

                                 CORUS GROUP plc
                 (Translation of Registrant's Name into English)

                                   30 Millbank
                             London SW1P 4WY England
                    (Address of Principal Executive Offices)

                       Indicate by check mark whether the
                          registrant files or will file
                          annual reports under cover of
                             Form 20-F or Form 40-F:

                            Form 20-F X Form 40-F
                                     ---         ---

                   Indicate by check mark if the registrant is
                       submitting the Form 6-K in paper as
                        permitted by Regulation S-T
                                 Rule 101(b)(1):

                                  Yes     No X
                                     ---    ---

    (Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached
                       annual report to security holders)

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                  Yes     No X
                                     ---    ---

      (Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and is not distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.)

   Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934:

                                  Yes     No X
                                     ---    ---

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 - _____)

                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         CORUS GROUP plc



Date: April 28, 2004                By     Theresa Robinson
    ----------------                       ----------------

                                           Name: Mrs T Robinson
                                           Group Secretariat Co-ordinator

28 April 2004



Corus Group plc


A conditional award of shares has been made in connection with the leveraged equity acquisition plan approved at the Company's Annual General Meeting held on 22 April 2004. These awards are subject to the performance criteria contained in the scheme.

--------------------------------------------------------------------------------
Mr Philippe Varin              435,788                 shares at 40.5p per share
--------------------------------------------------------------------------------
Mr Stuart Pettifor             256,173                 shares at 40.5p per share
--------------------------------------------------------------------------------
Mr David Lloyd                 216,049                 shares at 40.5p per share
--------------------------------------------------------------------------------


Following this notification, the directors shareholdings are:

--------------------------------------------------------------------------------
Mr Philippe Varin                             2,171,496
--------------------------------------------------------------------------------
Mr Stuart Pettifor                              382,337
--------------------------------------------------------------------------------
Mr David Lloyd                                  321,555
--------------------------------------------------------------------------------

ENDS.